SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Quotient Limited
(Name of Issuer)

Ordinary Shares, nil par value
(Title of Class of Securities)

G73268107
(CUSIP Number)

December 31, 2017
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G73268107	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,589,228 Ordinary Shares (including 2,306,033 Ordinary Shares issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,589,228 Ordinary Shares (including 2,306,033 Ordinary Shares issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,589,228 Ordinary Shares (including 2,306,033 Ordinary Shares issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.59%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP No. G73268107	13G/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS 1992 MSF International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,114,787 Ordinary Shares (including 1,573,275 Ordinary Shares issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,114,787 Ordinary Shares (including 1,573,275 Ordinary Shares issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,114,787 Ordinary Shares (including 1,573,275 Ordinary Shares issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.61%
12	TYPE OF REPORTING PERSON OO

CUSIP No. G73268107	13G/A	Page 4 of 6 Pages

This Amendment No. 1 (this "Amendment No. 1") amends the statement on Schedule 13G filed with the Securities and Exchange Commission (the "SEC") on October 25, 2017 (the "Original Schedule 13G"), with respect to the Ordinary Shares, nil par value (the "Ordinary Shares"), of Quotient Ltd., a Jersey company (the "Company"). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Original Schedule 13G. This Amendment No. 1 amends and restates Items 1(b) and 4 in their entirety as set forth below.

Item 1(a).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at B1, Business Park Terre Bonne, Route de Crassier 13, 1262 Eysins, Switzerland.

Item 4.	OWNERSHIP.

(a)       Amount beneficially owned:

As of December 31, 2017, (i) 1992 MSF International Ltd. may be deemed to beneficially own 3,114,787 Ordinary Shares (including 1,573,275 Ordinary Shares issuable upon exercise of warrants) and (ii) Highbridge Capital Management, LLC, as the trading manager of 1992 MSF International Ltd. and 1992 Tactical Credit Master Fund, L.P. (formerly known as Highbridge Tactical Credit & Convertibles Master Fund, L.P.) (collectively, the "Highbridge Funds"), may be deemed to be the beneficial owner of 4,589,228 Ordinary Shares (including 2,306,033 Ordinary Shares issuable upon exercise of warrants) held by the Highbridge Funds.

(b)       Percent of class:

The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 45,559,214 Ordinary Shares issued and outstanding as of October 30, 2017, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, filed with the Securities and Exchange Commission on October 31, 2017, and assumes the exercise of the reported warrants. Therefore, as of the date hereof, (i) 1992 MSF International Ltd. may be deemed to beneficially own approximately 6.61% of the outstanding Ordinary Shares and (ii) Highbridge Capital Management, LLC may be deemed to beneficially own approximately 9.59% of the outstanding Ordinary Shares.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Ordinary Shares (including the Ordinary Shares issuable upon exercise of the warrants) held by the Highbridge Funds.

(c) Number of shares as to which such person has: (i) Sole power to vote or to direct the vote 0 (ii) Shared power to vote or to direct the vote See Item 4(a)

CUSIP No. G73268107	13G/A	Page 5 of 6 Pages

(iii) Sole power to dispose or to direct the disposition of 0 (iv) Shared power to dispose or to direct the disposition of See Item 4(a)

CUSIP No. G73268107	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2018

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

1992 MSF INTERNATIONAL LTD.

By:	Highbridge Capital Management, LLC its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director